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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Tidelands Oil & Gas Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

886405109

(CUSIP Number)

Don Jacobsen, 601 South Boulder, Suite 700, Tulsa, Oklahoma 74119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 886405109

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Impact International, L.L.C., EIN 05-0564752

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only (See Item 3: Souce and Amount of Funds or other condition.)

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

The number of Shares for which the Warrant may be exercised, subject to adjustment as set forth therein, initially shall be 6,830,000, representing 19% of the issued and outstanding Common Stock of the Company on the date thereof.

  8.    Shared Voting Power

  9.    Sole Dispositive Power

The number of Shares for which the Warrant may be exercised, subject to adjustment as set forth therein, initially shall be 6,830,000, representing 19% of the issued and outstanding Common Stock of the Company on the date thereof.

10.    Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

The number of Shares for which the Warrant may be exercised, subject to adjustment as set forth therein, initially shall be 6,830,000, representing 19% of the issued and outstanding Common Stock of the Company on the date thereof.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) up to 19%

14.	Type of Reporting Person 00 (limited liability company)

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

CUSIP No. 886405109	Page 3

Item 1.    Security and Issuer.

This Statement relates to the Common Stock of Tidelands Oil & Gas Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive officers of the Issuer is 13330 Leopard, Suite 26, Corpus Christi, Texas 78410.

Item 2.    Identity and Background.

This Statement is filed by Impact International, L.L.C., an Oklahoma limited liability company (“Impact”). Impact maintains its principal office at 601 South Boulder, Suite 700, Tulsa, Oklahoma 74119. The principal business of Impact is the marketing, gathering and transportation of natural gas and natural gas liquids.

Impact has not been convicted in a criminal proceeding in the last five years, and during the last five years, Impact has not been made a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration.

On April 16, 2003, Impact entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with the Issuer and Coahuilla Pipeline, L.L.C. (“Coahuilla”) whereby Impact and Coahuilla purchased from the Issuer, in the proportions of ninety-nine percent (99%) and one percent (1%) respectively, an undivided seventy-five percent (75%) membership interest in each of Reef International, L.L.C. and Reef Marketing, L.L.C. (the “Reef Entities”) for a purchase price of $1,960,867. Reef International, L.L.C. is the holder of United States, Texas and Mexico permits for the construction, ownership, operation and maintenance of a twelve inch (12”) natural gas line and United States and Texas permits for the construction, ownership, operation and maintenance of a six inch (6”) liquids line (together with loading and unloading facilities) from Eagle Pass, Texas to Piedras Negras, Mexico. Reef Marketing, L.L.C. is engaged in the marketing, gathering and transportation of natural gas and natural gas liquids from Eagle Pass, Texas to Piedras Negras, Mexico.

Immediately after the execution of the Purchase and Sale Agreement, Coahuilla, Impact, the Issuer and Blackrock Capital Corporation entered into an Agreement of Limited Partnership (the “Partnership Agreement”) for Reef Ventures, L.P., a Texas limited partnership (the “Partnership”). The Partnership will, utilizing Reef International, LLC, install, develop and operate a twelve inch (12”) pipeline for transporting natural gas from Eagle Pass, Texas to Piedras Negras, Mexico (the “Project”). Pursuant to the Partnership Agreement, Impact, the Issuer and Coahuilla conveyed their respective ownership in the Reef Entities to the Partnership. Pursuant to the provisions of the Partnership Agreement, Impact and Coahuilla also agreed to make additional project contributions of up to $3,315,907 and certain overhead contributions as well. The parties may also proceed with an additional phase beyond the Project, which relates to the installation and operation of a six inch (6”) pipeline for the transportation of gas liquids and the construction and operation of loading and unloading facilities, all on terms yet to be finalized.

As part of the foregoing transaction, Impact received a stock purchase warrant for the purchase of the Issuer’s Common Stock (the “Warrant”). The number of Shares for which the Warrant may be

CUSIP No. 886405109	Page 4

exercised, subject to adjustment as set forth therein, initially shall be 6,830,000, representing 19% of the issued and outstanding Common Stock of the Company on the date thereof. The source and amount of funds or other consideration to be used in making a purchase of Common Stock pursuant to the Warrant will be determined at the time of exercise. At the time of exercise, Impact would pay an amount equal to the Warrant Price in effect on the date of its exercise multiplied by the number of shares of Common Stock with respect to which the Warrant is being exercised. The Warrant Price is equal to the average of the closing price of the Common Stock on the over the counter market, averaged over a period of ten (10) business days following the date of the execution of the Warrant, April 16, 2003, but not to exceed $0.35 per share. The Warrant allows for a cash-less exercise and contains anti-dilution protections. Additionally, Impact was granted certain registration rights pursuant to a Registration Rights Agreement.

Item 4    Purpose of Transaction.

The purpose of Impact’s potential acquisition of the foregoing shares of the Issuer’s Common Stock is to obtain an equity interest in the Issuer as an investment. Impact may exercise its rights under the Warrant at such times depending on Impact’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s Common Stock, other opportunities, general economic developments and may, depending on the same factors, sell all or part of any shares acquired pursuant to its exercise of its rights under the Warrant. Impact has no present plans or proposals relating to or that would result in any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer; any sale or transfer of a material amount of assets of the Issuer; any change in the board of directors or management of the Issuer or in the number or term of directors of the Issuer or to fill any existing vacancies on the Board; any material change in the capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; or any change in the Issuer’s certificate of incorporation, by laws, or other actions that may impede the acquisition of control of the Issuer by any person. Furthermore, Impact has no plans to cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. However, Impact reserves the right to consider from time to time the desirability of any of the actions described in this paragraph, depending upon future business and financial considerations.

Item 5    Interest in Securities of the Issuer.

(a) The number of Shares for which the Warrant may be exercised, subject to adjustment as set forth therein, initially shall be 6,830,000, representing 19% of the issued and outstanding Common Stock of the Company on the date thereof.

(b) Upon exercise of the Warrant, Impact will have sole power to vote or direct the vote and to dispose or to direct the disposition of the foregoing shares of Common Stock.

(c) Except as described herein, Impact has not, during the sixty (60) days prior to its acquisition of the aforesaid Warrant, effected any transaction in shares of the Issuer’s Common Stock.

CUSIP No. 886405109	Page 5

(d) Impact does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock Impact may acquire pursuant to exercise of the Warrant.

(e) Not applicable.

Item 6    Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

There is no contract, arrangement, understanding or relationship (legal or otherwise) among Impact and any person with respect to any securities of the Issuer, including, but not limited to, agreements relating to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7    Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Warrant for purchase of common stock in Tidelands Oil & Gas Corporation by Impact International, L.L.C.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that he information set forth in this statement is true, complete and correct.

DATED as of the 25 day of April, 2003.

Impact International, L.L.C. By: Impact Energy Services, L.L.C., Manager

By:	/s/ Don Jacobsen
Don Jacobsen, Manager